December 14, 2006



United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549


Attn.: 	Yolanda Crittendon, Staff Accountant
        Cicely LaMothe, Accounting Branch Chief

Re:     Empire Global Corp. (the "Company") - File No. 000-50045
        Letter dated June 27, 2006
        Form 10-KSB/A for Fiscal Year Ended December 31, 2005
        Filed May 16, 2006

Dear Ms. Crittendon and Ms. LaMothe:

Further to your request, the following response clarifies our response to question 1 of your letter dated August 25, 2006:


Form 10-KSB

Consolidated Statements of Stockholders Deficit, page F-4

1. We have considered your responses comment 1 and 4. If you have retroactively restated the opening balances to reflect the recapitalization and stock splits as represented in your response, it is unclear what adjustments for the reverse stock split and recapitalization represent in the fiscal year 2005 Statement of Stockholders' Deficit. Please advise.

Our response:

With regard to the merger of 501 Canada Inc. (the Canadian private operating company) with Empire Global Corp.'s wholly owned Canadian subsidiary, Empire Global Acquisition Corp., we have reflected 501 Canada Inc. as the survivor corporation's stockholders' deficit in the "Consolidated Statements of Stockholders' Deficit" as required under SFAS 141.

We refer to the exhibit listed below to show the adjustments of reverse stock split and recapitalization in the stockholders' deficit in the fiscal year 2005.


                                                  Accumulated
                                     Additional         Other                                        Total
                           Number       Capital       Paid-In   Comprehensive   Accumulated   Stockholders'
                        Of Shares         Stock       Capital          Income       Deficit         Equity
                        __________________________________________________________________________________
Balance,
January 1, 2004         6,814,980    $       34	  $ 2,593,581   $     -20,446   $   -76,070   $  2,497,099

Foreign exchange
on translation                  -             -             -          18,000             -        -18,000

Net loss                                      -             -               -      -144,768       -144,768
                        __________________________________________________________________________________
Balance
December 31, 2004       6,814,980            34     2,593,581         -39,326      -220,838      2,333,451

Shares issued
for debt                   20,887            21           -21               -             -              -

Shares issued
for services              100,000            10           -10               -             -              -

Shares issued
for debt                   50,000             5            -5               -             -              -

Foreign currency
translation adjustment                        -             -          14,442             -         14,442

Net loss                                      -             -               -      -630,818       -630,818
                        __________________________________________________________________________________

Balance
December 31, 2005       6,985,867    $       70   $ 2,593,545   $     -24,884   $  -851,656   $  1,717,075
                        ==================================================================================


We also provide the following statement, in writing, as requested:

The Company and its management are in possession of all facts relating to the Company's disclosures. We are responsible for the accuracy and adequacy of the disclosures that have been made. In connection with responding to your comments, the Company acknowledges that:

     - the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
     - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
     - the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for any assistance that you may be able to offer us in understanding and clarifying our disclosure requirements.

Yours very truly,


/s/ Ken Chu

Ken Chu, Chairman and CEO

Cc.:    Eugene Aceti, SF Partnership, LLP
        Richard Anslow, Esq